UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

ANADYS PHARMACEUTICALS, INC.

(Name of Subject Company)

BRYCE ACQUISITION CORPORATION

HOFFMANN-LA ROCHE INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03252Q408

(Cusip Number of Class of Securities)

Frederick C. Kentz III

Hoffmann-La Roche Inc.

340 Kingsland Street

Nutley, New Jersey 07110

Telephone: (973) 235-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the statement originally filed on October 25, 2011 by Hoffmann-La Roche Inc., a New Jersey corporation (“Parent”), and Bryce Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Anadys Pharmaceuticals, Inc., a Delaware corporation, at $3.70 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO are hereby amended and supplemented as set forth below.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following text after the last word in the first sentence under the heading “When and how will I be paid for my tendered shares?” on page 4 of the Offer to Purchase: “and only if all conditions, other than those conditions dependent upon the receipt of government approvals, have been satisfied or waived at or prior to the expiration of the tender offer.”

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by:

Deleting the following text from the first sentence under the heading “Determination of Validity” on page 14 of the Offer to Purchase: “, and our determination shall be final and binding”.

Adding the following sentence after the second sentence under the heading “Determination of Validity on page 14 of the Offer to Purchase: “Tendering stockholders have the right to challenge our determination with respect to their Shares.”

Adding the following text after the second comma in the first paragraph above the heading “Material Adverse Effect” on page 37 of the Offer to Purchase: “on or prior to the Expiration Date (and thereafter in relation to any conditions dependent upon the receipt of government approvals)”.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by deleting the paragraph under the heading “Certain Litigation Relating to the Offer” on page 40 of the Offer to Purchase and replacing it with the following paragraph:

Beginning on October 20, 2011, three separate, putative class action lawsuits challenging the merger were filed in the Superior Court of the State of California, County of San Diego. These lawsuits, captioned Hammad v. Anadys Pharmaceuticals, Inc. (Case No. 37-2011-00099789-CU-BT-CTL), Maestro v. Anadys Pharmaceuticals, Inc. (Case No. 37-2011-00099895-CU-SL-CTL) and Shabtai v. Worland (Case No. 37-2011-00099995-CU-SL-CTL), were filed against the Company, the individual members of the Company’s board of directors, Purchaser and Parent. The Maestro action also names the Guarantor as a defendant. On October 25, 2011, the Superior Court of the State of California, County of San Diego entered an order that, among other things, consolidated the Hammad v. Anadys Pharmaceuticals, Inc. and Maestro v. Anadys Pharmaceuticals, Inc. lawsuits under the caption In re Anadys Pharmaceuticals, Inc. Shareholder Litigation (Case No. 37-2011-00099789-CU-BT-CTL), designated the Hammad v. Anadys Pharmaceuticals, Inc. complaint as the operative complaint, and appointed co-lead counsel for plaintiffs and liaison counsel for plaintiffs. The lawsuits generally allege, among other things, that the members of the Company’s board of directors breached their fiduciary duties owed to the Company’s stockholders by approving the proposed merger and entering into a merger agreement containing preclusive deal-protection devices, by failing to take steps to maximize value to the Company’s stockholders, and by ignoring alleged conflicts of interest. The lawsuits also allege that the Company, Purchaser, Parent, and/or Guarantor aided and abetted such breaches of fiduciary duties. On November 4, 2011, the plaintiffs in In re Anadys Pharmaceuticals, Inc. Shareholder Litigation filed a consolidated complaint, which, in addition to the aforementioned claims, alleges that the Schedule 14D-9 filed by thse Company with the SEC on October 25, 2011 contains material misstatements and/or omissions. The plaintiffs in these actions generally seek, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the proposed merger, damages and attorneys’ fees and costs, and other forms of relief. We believe these lawsuits are without merit and will defend against them vigorously.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2011

BRYCE ACQUISITION CORPORATION

By:	/s/ David P. McDede
Name: David P. McDede
Title: Vice President and Treasurer

HOFFMANN-LA ROCHE INC.

By:	/s/ David P. McDede
Name: David P. McDede
Title: Vice President and Treasurer